Filed by:  New NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

        On August 22, 2000, NiSource Inc. has appointed several key leaders to be in place at its pipeline and its exploration and production units upon completion of its $6 billion merger with Columbia Energy Group. The text of the press release is set forth below.


                            TEXT OF PRESS RELEASE
                               AUGUST 22, 2000



   FOR IMMEDIATE RELEASE

   FOR ADDITIONAL INFORMATION

   Maria Hibbs     Karl Brack                    Jim Dissen
   NiSource Inc.   Columbia Gas Transmission     Columbia Natural Resources
   219-647-6201    304-357-2396                  304-353-5102



     NISOURCE ANNOUNCES POST-MERGER LEADERSHIP FOR PIPELINE OPERATIONS;
                  HARMON TO HEAD COLUMBIA NATURAL RESOURCES

        MERRILLVILLE, Ind. (August 22, 2000) - NiSource Inc. has appointed several key leaders to be in place at its pipeline and exploration and production units upon completion of its $6 billion merger with Columbia Energy Group, which was announced Feb. 28 and is expected to close by year-end.

        W. HENRY HARMON will remain President of Columbia Natural Resources, Inc., the natural gas exploration and production business headquartered in Charleston, W.Va. Harmon will report to James K. Abcouwer, who will be NiSource's senior vice president of Merchant Energy Services in the combined company. Columbia Natural Resources is one of the largest producers of natural gas and oil in the Appalachian Basin, with holdings that include the equivalent of 860 billion cubic feet of gas reserves, produced from 8,000 wells, and more than 5,400 miles of natural gas gathering pipelines.

        W. HARRIS MARPLE, currently senior vice president for Field Services for Columbia's pipeline operations, will continue in that role as senior vice president of Operations for both Columbia Gas Transmission and Columbia Gulf Transmission, as well as for NiSource's Crossroads Pipeline Company and NiSource's investment in Portland Natural Gas Transmission System. Marple will remain based at Columbia's pipeline operations and commercial support center in

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   Charleston, with responsibility for the operations, engineering and technical support of a 17,000-mile interstate natural gas pipeline system stretching from the Gulf of Mexico to the U.S. Midwest and Northeast.

        The company also announced today that GLEN L. KETTERING senior vice president for Customer Services at Columbia Gas Transmission Corp., has been named president of the natural gas pipeline unit. A Charleston native, Kettering will be based at the company's Fair Lakes, Va., office.

        TERRANCE L. MCGILL also will continue in the role of president of Columbia Gulf Transmission Co. in Houston, Texas.

        All three of the pipeline officers will report to CATHERINE G. ABBOTT, who will become president of Pipeline Operations when the merger is completed. Her appointment was announced Aug. 1.

        "Columbia's pipeline operations and Columbia Natural Resources are important elements in NiSource's strategy to serve the energy-intensive geographic corridor stretching from the Gulf Coast through Chicago to New England. We intend to continue the long and successful partnership that the Columbia companies have had with West Virginia and the other states in which we will have operations," said Gary L. Neale, NiSource chairman, president and chief executive officer.

        Once the merger is completed, NiSource will serve more than 3.6 million gas and electric customers primarily located in nine states. Its operations will span the high-growth energy corridor extending from the Gulf of Mexico through Chicago to New England, creating the largest natural gas distributor east of the Rockies, with wholesale and retail electric operations.

        The NiSource/Columbia merger is on target to close by the end of 2000, pending approval by the U.S. Securities and Exchange Commission. The combination was approved by the Federal Energy Regulatory Commission in July, following necessary state actions regarding the companies' distribution companies in Virginia, Pennsylvania, Maryland, Indiana, Kentucky, Massachusetts, Ohio, Maine and New Hampshire. The transaction also recently cleared the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act at the U.S. Department of Justice and the Federal Trade Commission. Shareholders of both companies approved the merger in June.

        NiSource Inc. (NYSE: NI) is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas through Chicago to Maine. More information about the company is available on the Internet at www.nisource.com.

        Columbia Energy Group (NYSE: CG), based in Herndon, Va., is one of the nation's leading energy services companies. Its operating companies engage in nearly all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as propane and petroleum product sales and electric power generation. More information about Columbia is available on the Internet at www.columbiaenergygroup.com.

        This release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of federal and state regulators.

        Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territory, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. These and other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement for NiSource and Columbia Energy Group. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investment and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.

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